                       SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

                               (Amendment No. 7)

                        Environmental Power Corporation
                        --------------------------------
                                (Name of Issuer)

                          Common Stock, $.01 par value
                        --------------------------------
                         (Title of Class of Securities)

                                  29406-L-10-2
                        --------------------------------
                                 (CUSIP Number)

                           Steven I. Himelstein, Esq.
                              Dorsey & Whitney LLP
                                250 Park Avenue
                           New York, New York  10077
                                 (212) 415-9200
            -------------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                 July 23, 2001
                        --------------------------------
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. [_]

                         (Continued on following pages)
                             (Page 1 of 10 Pages)

                                                                    Page 2 of 10
                                  SCHEDULE 13D
                                  ------------

CUSIP No. 29406-L-2
-------------------

1.   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Joseph E. Cresci

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
          (a) [_]
          (b) [X]

3.   SEC USE ONLY

4.   SOURCE OF FUNDS

          N/A

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)

          N/A

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

          United States

          ---------------------------------------------------------
              NUMBER OF                7.  SOLE VOTING POWER
               SHARES                        3,665,618
          ---------------------------------------------------------
            BENEFICIALLY               8.  SHARED VOTING POWER
              OWNED BY                       59,730
          ---------------------------------------------------------
             REPORTING                 9.  SOLE DISPOSITIVE POWER
            PERSON WITH                      4,665,618
          ---------------------------------------------------------
                                      10.  SHARED DISPOSITIVE POWER
                                             59,730
          ---------------------------------------------------------

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          4,725,348

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

          N/A

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 27.91%

14.  TYPE OF REPORTING PERSON*

          IN

                                                                    Page 3 of 10
                                  SCHEDULE 13D
                                  ------------

CUSIP No. 29406-L-2
-------------------

1.   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Joseph E. Cresci, Trustee of the Joseph E. Cresci Revocable Trust U/T/A dated April 3, 1996

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

          (a) [_]
          (b) [X]

3.   SEC USE ONLY

4.   SOURCE OF FUNDS

          N/A

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

          N/A

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

          United States

          ----------------------------------------------------------
              NUMBER OF                7.  SOLE VOTING POWER
               SHARES                         3,665,618
          ----------------------------------------------------------
            BENEFICIALLY               8.  SHARED VOTING POWER
              OWNED BY                        0
          ----------------------------------------------------------
             REPORTING                 9.  SOLE DISPOSITIVE POWER
            PERSON WITH                       3,665,618
          ----------------------------------------------------------
                                      10.  SHARED DISPOSITIVE POWER
                                              0
          ----------------------------------------------------------

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          3,665,618

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

          N/A

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 21.65%

14.  TYPE OF REPORTING PERSON*

          00 (Trust)

                                                                    Page 4 of 10
                                  SCHEDULE 13D
                                  ------------
CUSIP No. 29406-L-2
-------------------

1.   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          The Cresci Family Limited Partnership

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

          (a) [_]
          (b) [X]

3.   SEC USE ONLY

4.   SOURCE OF FUNDS

          N/A

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

          N/A

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

          New Hampshire

          -----------------------------------------------------------
              NUMBER OF                7.  SOLE VOTING POWER
                SHARES                        0
          -----------------------------------------------------------
            BENEFICIALLY               8.  SHARED VOTING POWER
              OWNED BY                        0
          -----------------------------------------------------------
              REPORTING                9.  SOLE DISPOSIVTIVE POWER
             PERSON WITH                      1,000,000
          -----------------------------------------------------------
                                      10.  SHARED DISPOSITIVE POWER
                                              0
          -----------------------------------------------------------

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          1,000,000

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

          N/A

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.91%

14.  TYPE OF REPORTING PERSON*

          PN

Item 1.  Security and Issuer:  Common Stock, $.01 par value per share of
         -------------------
         Environmental Power Corporation, a Delaware corporation (the "Company"). The address of the Company's principal executive office is 500 Market Street, Suite 1E, Portsmouth, NH 03801.

Item 2.  Identity and Background:
         -----------------------

(a) The persons (the "Reporting Persons") filing this Statement, as amended, are Joseph E. Cresci, individually and as Trustee of the Joseph E. Cresci Revocable Trust U/T/A dated April 3, 1996 (the "JEC Trust"), and The Cresci Family Limited Partnership (the "Family Partnership").

(b) Mr. Cresci's business address is Environmental Power Corporation, 500 Market Street, Suite 1E, Portsmouth, NH 03801. The JEC Trust's business address is 500 Market Street, Suite 15R, Portsmouth, New Hampshire 03801. The Family Partnership's business address is 500 Market Street, Suite 15R, Portsmouth, New Hampshire 03801.

(c) Mr. Cresci is Chairman, Chief Executive Officer and Director of Environmental Power Corporation, 500 Market Street, Suite 1E, Portsmouth, NH 03801. The Company's principal business is environmentally sound power generation, including waste coal, biomass and distributed generation. The JEC Trust is a revocable trust created by Mr. Cresci for the benefit of members of his family. The Family Partnership is a limited partnership of which Mr. Cresci Trust is general partner and members of the Cresci family (including Mr. Cresci) are the limited partners. The business of the Family Partnership is to engage in investment activities.

(d)      Criminal proceedings - none

(e)      Civil proceedings - none

(f) Citizenship - Mr. Cresci is a United States citizen. The JEC Trust is organized under New Hampshire law. The Family Partnership is a New Hampshire limited partnership.

Item 3.   Source and Amount of Funds or Other Consideration:  Not applicable.
          -------------------------------------------------
          The transaction giving rise to the filing of this Amendment did not involve the purchase of Common Stock by the Reporting Persons.

Item 4.  Purpose of Transaction.
         ----------------------

         On July 23, 2001 (the "Closing Date"), the Company acquired approximately 87.7% of the outstanding common stock of Microgy Cogeneration Systems Inc. ("Microgy") in exchange for securities of the Company pursuant to a Share Exchange Agreement (the "Exchange Agreement") dated as of June 20, 2001 among the Company, Microgy and the Principal Microgy Shareholders, as defined therein.

         The Company issued an aggregate of 5,521,549 shares of the Company's common stock, $.01 par value ("Common Stock") and 197,760.7 shares of the Company's newly designated Series B Convertible Preferred Stock, $.01 par value (the "EPC Preferred Stock"), to the Principal Microgy Shareholders in exchange for 15,919,147 shares of Microgy common stock. Each share of Preferred Stock, which votes with the Common Stock on an as converted basis, will automatically be converted into ten shares of Common Stock upon an increase in the authorized common stock to an amount sufficient to allow conversion of the Preferred Stock. The exchange ratio (the "Exchange Ratio") used was 0.3468495 shares of Common Stock and 0.0124228 shares of Preferred Stock for each share of Microgy common stock. The Exchange Ratio was determined by negotiations among the Company, Microgy and the primary Principal Microgy Shareholders. The Exchange Ratio is based on all of the fully diluted equity of Microgy being exchanged for 45% of the fully diluted equity of the Company, assuming exercise or conversion of all derivative securities. Pursuant to Section 2.4 of the Agreement, the Exchange Ratio may be adjusted to reflect certain issuances of equity by the Company to generate funds to be available for financing Microgy. However, holders of approximately 94% of the Microgy common stock exchanged have waived their right to adjustments in the Exchange Ratio. The Principal Microgy Shareholders included two Microgy shareholders who executed Joinder Agreements, becoming parties to the Exchange Agreement. At the closing, one of the Principal Microgy Shareholders also exchanged a warrant to purchase 800,000 shares of Microgy common stock for a warrant to purchase securities of the Company based on the Exchange Ratio.

         The Exchange Agreement provides that, within 30 days of the Closing Date, the Board of Directors of the Company will be enlarged from five to eight members and the three resulting vacancies will be filled by designees of the Principal Microgy Shareholders (including replacements or substitutes similarly designated, the "Microgy Designees").

         Under the Exchange Agreement, the Company agreed to offer (the "Subsequent Offer") the remaining shareholders of Microgy (who own an aggregate of 2,230,126 shares of Microgy Common, warrants to purchase 850,000 shares of Microgy common stock and options to purchase 290,000 shares of Microgy common stock) to exchange for EPC securities based on the Exchange Ratio.

         In connection with and as a condition to the Exchange Agreement, the following agreements relating to or bearing upon the securities were executed:

         A. A Stockholders' Agreement as of the Closing Date among the Company, the Principal Microgy Shareholders, Joseph E. Cresci and Donald A. Livingston (the "Stockholders' Agreement"). Messrs. Cresci and Livingston (the "Majority Stockholders") are Directors, officers and principal stockholders of the Company. The Stockholders' Agreement provides among other things, that:

             1. The Company will arrange for a meeting of stockholders to present a proposal to increase the authorized Common Stock from 20 million shares to a greater number at least sufficient to permit the conversion of the Preferred Stock into Common Stock and the parties will vote the shares they own or control in favor thereof;

             2. The parties will take all lawful action, including voting the shares they own or control, to cause the proportion of Microgy Designees to the existing five Directors (including any replacement or substitute designated by the Majority Stockholders, the "Incumbent Directors"), to remain approximately 3:5 and for the election of the Microgy Designees and the Incumbent Directors;

             3. Each Party who is a director of the Company, in such capacity (subject to his fiduciary duties to the Company), unless agreed by a majority of the then Incumbent Directors, will retain Messrs. Cresci and Livingston as Chairman and Chief Executive Officer and President, respectively, and not take any action to alter the respective powers and functions of such offices;

             4. Each Principal Microgy Shareholder agreed that, unless such Principal Microgy Shareholder has been specifically invited in writing by a majority of the then Incumbent Directors (or in the case of (a)(i) below, has obtained the consent of a majority of the then Incumbent Directors), such Principal Microgy Shareholder will not in any manner, directly or indirectly, (a) effect or seek, offer or propose (whether publicly or otherwise) to effect, or cause or participate in or in any way assist any other person to effect or seek, offer or propose (whether publicly or otherwise) to effect or participate in, (i) in the case of George A. Kast and Benjamin Brant, any acquisition of any securities (or beneficial ownership thereof) or assets of the Company, or any of its subsidiaries, except as contemplated in the Exchange Agreement;
             (ii) any tender or exchange offer or merger or other business combination involving the Company or any of its subsidiaries, (iii) any recapitalization, restructuring, liquidation, dissolution or other extraordinary transaction with respect to the Company or any of its subsidiaries or (iv) any "solicitation" of "proxies" (as such terms are used in the proxy rules of the Securities and Exchange Commission) or consents to vote any voting securities of the Company, except as contemplated in the Stockholders' Agreement,
             (b) form, join or in any way participate in a "group" (as defined under the Securities Exchange Act of 1934, as amended), with respect to the securities of the Company, except as contemplated in the Stockholders' Agreement, (c) otherwise act, alone or in concert with others, to seek to control or influence the management, Board or policies of the Company, (other than acting as a shareholder or director in the ordinary course), (d) take any action which might force the

             Company to make a public announcement regarding any of the types of matters set forth in (a) above, (e) advise, assist or encourage any other persons in connection with the foregoing, or (f) enter into any discussions or arrangements with any third party with respect to any of the foregoing.

             5.  The Stockholders' Agreement terminates on June 30, 2003.

         B. A Registration Rights Agreement as of the Closing Date with the Principal Microgy Shareholders, the Majority Stockholders and those Microgy security holders who exchange Microgy securities in the Subsequent Offer and execute counterpart signature pages thereto (collectively, the "Holders") (the "Registration Rights Agreement"). Pursuant to the Registration Rights Agreement, the Company agreed to file, by November 30, 2001, a Registration Statement on behalf of the Holders allowing holders to resell Common Stock and granted the Holders piggyback registration rights.

         Except as described in this Item 4 and elsewhere in this Schedule 13D, the reporting Persons do not have any plans or proposals (in their capacity as stockholders of the Company) which relate to or would result in: (a) the acquisition by any person of additional securities of the Company, or the disposition of securities of the Company; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries; (d) any change in the present Board of Directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board; (e) any material change in the present capitalization or dividend policy of the Company; (f) any other material change in the Company's business or corporate structure; (g) changes in the Company's charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person; (h) causing a class of securities exchange or cease to be authorized to be quoted in an interdealer quotation system of a registered national securities association; (i) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act, as amended; or (j) any action similar to those enumerated above.

Item 5.  Interest in Securities of the Issuer:
         ------------------------------------

         (a) Mr. Cresci may be deemed to own beneficially 4,725,348 shares of Common Stock as of July 23, 2001, which includes: 3,665,618 shares held by the JEC Trust, of which Mr. Cresci is the Trustee; 1,000,000 shares held by a Voting Trust (evidenced by voting trust certificates held by the Family Partnership, of which Mr. Cresci is the general partner); and 59,730 shares of Common Stock held by the Joseph J. Cresci and Mildred E. Cresci Trust dated December 28, 1978 for the benefit of Mr. Cresci and his issue, of which trust Mr. Cresci is both a trustee and a beneficiary. The 4,725,348 shares beneficially owned by Mr. Cresci do not include 20,000 shares held by Mr. Cresci's wife as to which Mr. Cresci disclaims beneficial ownership. The JEC Trust may be deemed to beneficially own the 3,665,618 shares held by it.

         Each of James F. Powers, as Voting Trustee with voting power, and the Family Partnership, with dispositive power, may be deemed to beneficially own the 1,000,000 shares of Common Stock held in the Voting Trust.

         The shares beneficially owned by Mr. Cresci represent 27.91% of the class; the shares beneficially owned by the JEC Trust, which shares are included in Mr. Cresci's ownership figures, represent 21.65% of the class; and the shares beneficially owned by Mr. Powers (as Voting Trustee) and the Family Partnership (as holder of voting trust certificates), which shares are included in Mr. Cresci's ownership figures, represent 5.91% of the class, based on the 11,406,783 shares of Common Stock reported to be outstanding as of May 14, 2001 in the Company's Form 10-Q filed for the period ending March 31, 1998, plus the 5,521,549 shares of Common Stock issued on July 23, 2001 as described in Item 4.

         Mr. Cresci is a party to the Stockholders' Agreement described in Item
4. Within the meaning of Rule 13(d)(5) under the Securities Exchange Act of 1934, as amended (the "Act"), the terms of the Stockholders' Agreement could be deemed to provide for an agreement among the parties thereto to act together for the purpose of voting and disposing of equity securities of the Company. Accordingly, the parties thereto could be deemed to be members of a "group" and could be deemed to be beneficial owners of all of the securities held by such group. The Reporting Persons deny the existence of such a group and disclaim beneficial ownership of the securities held by any person other than by the Reporting Persons.

         To best knowledge of the Reporting Persons, the table below identifies all of the parties to the Stockholders' Agreement in addition to Mr. Cresci and states their ownership interests in the Company based solely upon public filings and acquisitions of the Company's securities pursuant to the Exchange Agreement.

-----------------------------------------------------------------------------------------------------------------------------------
                                                EPC                                                                   PERCENTAGE OF
                                             PREFERRED      COMMON STOCK       COMMON STOCK                            COMMON STOCK
  PARTY TO STOCKHOLDER     COMMON STOCK        STOCK        ISSUABLE UPON      BENEFICIALLY        COMMON STOCK        BENEFICIALLY
        AGREEMENT              OWNED           OWNED          CONVERSION         OWNED/1/         OUTSTANDING/2/          OWNED/3/
-----------------------------------------------------------------------------------------------------------------------------------
Donald A. Livingston         2,461,739              0                 0          2,461,739         16,928,332              14.5%
-----------------------------------------------------------------------------------------------------------------------------------
George A. Kast               2,009,318         71,966           719,660          2,728,978         17,647,992              15.5%
-----------------------------------------------------------------------------------------------------------------------------------
Benjamin Brant               1,959,411       70,178.5           701,785          2,661,196         17,630,117              15.1%
-----------------------------------------------------------------------------------------------------------------------------------
Daniel J. Eastman              797,754/4/    28,572.4/5/        285,724          1,083,478         17,491,536               6.2%
-----------------------------------------------------------------------------------------------------------------------------------
Steven J. Brunner              390,206       13,975.7           139,757            529,963         17,068,089               3.0%
-----------------------------------------------------------------------------------------------------------------------------------
John P. O'Shea                  96,355        3,451.1            34,511            130,866         16,962,843               0.8%
-----------------------------------------------------------------------------------------------------------------------------------
Henry S. Krauss                 16,059          575.2             5,752             21,811         16,934,084               0.1%
-----------------------------------------------------------------------------------------------------------------------------------
Frances Luskind and             16,059          575.2             5,752             21,811         16,934,084               0.1%
 Henry Krauss, as
 Trustees of the Trust
 U/W/O Jessie Daniels
 FBO Frances Luskind
-----------------------------------------------------------------------------------------------------------------------------------
Smithson Ventures Inc.          32,118        1,150.4           11,504             43,622          16,939,836               0.3%
 Money Purchase Pension
 Plan DLJSC - Custodian
 FBO Deborah Salerno
 Trustee
-----------------------------------------------------------------------------------------------------------------------------------
Amro International, S.A.        64,237        2,300.7           23,007             87,244          16,951,339               0.5%
-----------------------------------------------------------------------------------------------------------------------------------
Frank Kramer                    64,237        2,300.7           23,007             87,244          16,951,339               0.5%
-----------------------------------------------------------------------------------------------------------------------------------
John J. Burke                  321,157       11,502.6          115,026            436,183          17,043,358               2.6%
-----------------------------------------------------------------------------------------------------------------------------------
Hitel Group                     32,118        1,150.4           11,504             43,622          16,939,836               0.3%
-----------------------------------------------------------------------------------------------------------------------------------

/1/ Section 13 of the Exchange Act deems a person to be the beneficial owner of a security, if that person has the right to acquire beneficial ownership of such security through the conversion of another security if such other security was acquired with the purpose or effect of changing or influencing the control of the issuer, or as a participant in any transaction having such purpose or effect. Therefore, the holders of EPC Preferred Shares may be deemed to be the beneficial owners of the underlying Common Stock.

/2/ Pursuant to Section 13 any shares of Common Stock not outstanding which are issuable upon exercise of warrants or conversion of EPC Preferred Stock held by a person have been deemed to be outstanding for the purpose of computing the percentage of outstanding securities of the class owned by such person but have not been deemed to be outstanding for the purpose of computing the percentage of the class by any other person.

/3/ Based on the 11,406,783 shares of Common Stock reported to be outstanding as of May 14, 2001 in the Company's Form 10-Q filed for the period ending March 31, 2001, plus the 5,521,549 shares of Common Stock issued on July 23, 2001 as described in Item 4, plus the number of Common Stock this holder will receive upon exercise of warrants or conversion of his EPC Preferred Stock (as described in Column 4 of the above table).

/4/ This includes 277,480 shares of Common Stock which is issuable upon the exercise of the Warrant that Mr. Eastman received in connection with the Exchange Agreement.

/5/ This includes 9,938.24 shares of EPC Preferred Stock which is issuable upon the exercise of the Warrant Mr. Eastman received in connection with the Exchange Agreement.

         (b) The number of shares of Common Stock as to which each Reporting Person may be deemed to (i) have sole power to vote or to direct the vote, (ii) shared power to vote or to direct the vote, (iii) sole power to dispose or direct the disposition, or (iv) shared power to dispose or direct the disposition is set forth in the cover pages and such information is incorporated herein by reference.

         (c)  Not applicable.

         (d)  Not applicable.

         (e)  Not applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships With Respect
         ---------------------------------------------------------------------
         to Securities of the Issuer:
         ---------------------------

         As of the date hereof, to the best knowledge of the Reporting Person, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among any of the persons identified in this statement or between the Reporting Persons and any other person with respect to any securities of the Company, except as disclosed in Item 4 above.

Item 7.  Material to be Filed as Exhibits:
         --------------------------------

         1. Agreement of the Reporting Persons relating to the filing of this Amendment to Schedule 13D.

         2. Share Exchange Agreement dated as June 20, 2001, by and among the Company, Microgy Cogeneration Systems, Inc. and the Principal Microgy Shareholders referred to therein.

         3. Form of Waiver Agreement given by holders of exchanged Microgy common stock agreeing to waive their right to adjustments in the Exchange Ratio.

         4. Stockholders' Agreement dated as of July 23, 2001 among the Company, Joseph E. Cresci, Donald A. Livingston and the Principal Microgy Shareholders referred to therein.

         5. Registration Rights Agreement dated as of July 23, 2001 among the Company, Joseph E. Cresci, Donald A. Livingston and the Principal Microgy Shareholders referred to therein.

         6.   Form of the Joinder to Share Exchange Agreement.

                                                                   Page 10 of 10
                                   SIGNATURE
                                   ---------

         After reasonable inquiry to and to the best of the knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement by or about the undersigned is true, complete and correct.

                                    Date August 2, 2001

                                    /s/ Joseph E. Cresci
                                    ------------------------------
                                    Joseph E. Cresci

                                    THE JOSEPH E. CRESCI REVOCABLE TRUST U/T/A
                                    DATED April 3, 1996

                                    By: /s/ Joseph E. Cresci, Trustee
                                        -----------------------------
                                        Joseph E. Cresci, Trustee


                                    THE CRESCI FAMILY LIMITED
                                           PARTNERSHIP

                                    By: /s/ Joseph E. Cresci, G.P.
                                        ---------------------------
                                        Joseph E. Cresci
                                        General Partner